Mail Stop 6010

								August 30, 2005


Luiz Augusto Brasil
Chief Executive Officer
Nitar Tech Corp.
3950 Worthview Place
Mississauga, Ontario
Canada L5N 6S7

	Re:	Nitar Tech Corp.
		Form SB-2 filed August 4, 2005
		Form SB-2, Amendment 1 filed August 19, 2005
		File No. 333-127170

Dear Mr. Brasil:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General

1. On your website, you state the information on the website and emails distributed through the website "may contain forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 (the `Act`), as well as Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934." You also state these statements "are intended to identify forward-looking statements within the meaning of the Act and are subject to the safe harbor created by the Act." Please delete these statements from your website and any other communications you make.
The safe harbor does not apply to forward-looking statements made by companies which issue penny stock, or in connection with an initial public offering. You issue penny stock, and your company is currently in the process of an IPO. See Sections 27A(b)(1)(C) and (b)(2)(D) of the Securities Act and Sections 21E(b)(1)(C) and (b)(2)(D) of the Exchange Act.

2. Two press releases, dated January 27, 2005 and February 7,
2005,
state your company was negotiating an acquisition of Connect
Education
Systems Inc. and doing due diligence.  Unless you have abandoned plans
to do this acquisition, please discuss it in your filing. Also, please provide us your analysis as to the applicability of Rule 3-05 of Regulation S-X regarding this potential acquisition.

3. The Standby Agreement terms appear to indicate that you will not be able to request advances until the shares are listed or quoted on the
Bulletin Board, NASDAQ, or a named exchange. However, throughout the prospectus, you state or imply that advances are permitted even if your stock is quoted only in the Pink Sheets. We note the disclosure on pages 14 and 15, and in the risk factors. Please revise or advise.

4. Please include the information required by Item 304 of Regulation
S-B or state in the filing if not applicable.

5. It appears from footnote 4 to the January 31, 2005 financial statements (page 31) and footnote 5 to the April 30, 2005 financial statements (page 40) that you have had some related party transactions during the last two years. Please include a section containing the information required by Item 404 of Regulation S-B. See Item 19 of
Form SB-2. You should also file as exhibits the agreements underlying the transactions. See Item 601(b)(10)(i)(A) of Regulation S-B.

Registration Statement Cover Page

6. In footnotes 4 and 5 to the fee table, you state that the shares of common stock offered are "to be issued" to the selling stockholders.
Supplementally, please confirm to us that these shares have been issued and were outstanding as of the date you filed the registration statement.

Prospectus Cover Page

7. You state that the offering is expected to terminate 24 months after the registration statement is declared effective. Supplementally, tell us how you plan to update the information in the prospectus and ensure that offerees are furnished with prospectuses containing current information during the offering period. Also, confirm to us that if you file any post-effective amendment to the registration statement that does not go effective immediately upon filing, that all selling activity will be suspended until we declare each such post-effective amendment effective.

Prospectus Summary, page 5

8. Your summary does not present a balanced view of your business. Currently, your summary is a detailed discussion of only the positive aspects of your company`s business, product, and strategy. Please revise the summary to present a balanced picture. The revised disclosure should identify the difficulties your business faces. Also, since you discuss your strategy, you should also discuss the hurdles you will need to overcome to accomplish the strategy objectives.

9. You have not included a "Description of Business" section, which is required by Item 101 of Regulation S-B, but you have included a high level of detail about your business on pages 5-8 of your "Prospectus
Summary." Please note that Item 503(a) of Regulation S-B requires that the summary be brief. It should not contain the level of detail required by Item 101. Also, Item 503(c)(2) requires that the risk factors immediately follow the summary. Therefore, please substantially condense the Prospectus Summary, and include a business description containing all of the information required by Item 101 somewhere after the risk factors.
      In response to this comment, you might move to the Business section the text to which some or all of our other comments on the Prospectus Summary apply. If you do so, please address the comments in the Business section.

10. As a general matter, it is inappropriate to speak about the merits of the Company without qualifying your statements in a manner that makes clear to the reader that the Company is in the developmental stage and has minimal operations. Unless you have demonstrable proof of a statement concerning what the Company can do or is capable of, you should not make such statements. You may state your goals but cannot state your beliefs or expectations unless you have a basis for such beliefs or expectations. Please revise throughout.

11. To the extent that you discuss future marketing and distribution channels or strategies, state that they are in fact contemplated and that you are not currently engaged in or utilizing them. Also, state that you do not have contracts or arrangements concerning these potential marketing and distribution channels. We may have further comments after reviewing your revised business section.

12. To the extent a segment of your business is not yet operational, please consider whether using the present tense is appropriate when discussing the Company`s activities or product offerings. Use the present tense only when the Company is engaged currently in an activity. Conversely, if you plan to engage in an activity, but do not engage in it currently, use the future tense. Please revise the disclosure throughout the document accordingly.

Our Company, page 5

13. Please expand the "Nature of Our Business" paragraph to explain that even though you have applied for a patent concerning the technology you describe and received an application number, you have not received a patent for the technology, your patent application may not be approved, and there is no guarantee that you will ever receive a patent for the technology. Also, consider providing appropriate risk factor disclosure concerning this issue.

14. Your "Business Development" and "Product Services" subsections are almost entirely composed of purported statements of fact for which you provide no substantiation. For each such statement you make, please disclose any third-party sources you relied upon for support for them, and provide us with any copies of the underlying source material. Copies delivered should be marked to highlight the relevant information. Each of these factual statements that cannot be supported should be deleted. We will likely have further comments upon reviewing your supporting material and significantly revised disclosure.

15. Consider deleting the rhetorical questions in this subsection and stating clearly, in Plain English, the assertions you are making.

16. We note the comparisons of Choozmail to filters on page 6.
Please
explain what a filter is, and describe the types of internet content that filters are designed to address.

17. Please define "POP3" and "SMTP," and clarify how Choozmail`s not using these servers enables parents to take control of their children`s email messages. Also, please define "independent polling routine."

18. Although the filing discusses several of Choozmail`s advantages, it is not clear what Choozmail is or how it works, nor is it clear how it enables parents to control the emails and chats in which their children participate. Please clearly explain what Choozmail is, and explain in practical language how it works. For example, does it route all messages to the parent`s email address, and the parent must give his or her approval before the message can proceed to the child`s email address?

19. Please state when you plan to do an infomercial, and discuss how far into this process you are and what, if any, progress you have made. For example, have you already hired a production company? Also, disclose here and in MD&A how much you will spend to produce and air the infomercial.

Choozmail Direct Sales, page 7

20. In this subsection, you state what you believe large corporations, associations and third world countries can do with your product. Please expand the disclosure in each of the paragraphs of this subsection to indicate, as applicable, that none of these types of entities use your product and service offerings or that any current or past use has been very limited and quantify any such limited use.

21. Please discuss your direct sales force. How many sales employees do you have, and where are they located?

22. Please explain how you arrived at the estimate that 0.5% of families have the financial ability to subscribe to Choozmail.
Clarify whether this statistic refers to U.S. customers or to third world countries.

23. You mention that you have signed contracts with representatives in countries such as Brazil and India. For each of these contracts that is material, describe all of its material terms and file it as an exhibit. If none of the contracts to which you allude is material, so state and explain that they are not significant or delete references to them.

Business Strategy, page 8

24. You should expand the list of strategies to explain exactly how you plan to accomplish each of the stated goals. We note the more detailed disclosure concerning these points on page 18. You should state these objectives once in the prospectus, and revise each point of the seven-point platform to be more specific. State how you plan to accomplish each of these objectives, and discuss the specific obstacles you will need to overcome to do so.

Standby Equity Agreement, page 8

25. It appears that Yorkville Advisors, LLC and Monitor Capital may be underwriters. Please advise or revise the disclosure to state that they are underwriters.

Summary Consolidated Financial Information, page 9

26. The results that you present here appear to be for the nine-month period ended April 30, 2005, not the three month period ended on that date. Please revise.

27. Please provide summary balance sheet information.

Risk Factors, page 10

28. Each risk factor should consist of a one-sentence heading and a discussion. The heading should summarize the risk to investors, and it should be underlined or bolded. The discussion, which is typically approximately 1-3 paragraphs in length, should provide the information necessary to give investors an understanding of how the risk has affected your company in the past and/or how it may affect the company in the future. In each risk factor, you should explain the given risk specifically. Please revise all risk factors accordingly. We expect substantial changes will be made to this section and will have further comments upon your significantly revised disclosure.

29. Please consider whether additional risk factors may be warranted for issues such as your competition, a dependence on key personnel, and your dependence on one product. Also, we note from a March 9, 2005 press release that you are selling Choozmail in Brazil. Are there any risks associated with expanding overseas?

Considering our financial condition you will be unable . . . , page 10

30. Please disclose the amount of your accumulated deficit.

Our business development is contingent upon raising debt . . . , page
10

31. We note the possibility that you may not be able to operate for the next 12 months. Please discuss this risk in a separate risk factor. State how long you believe your current funds will enable you to remain in business, and state how long you believe the funds to be received from Cornell Capital will enable you to remain in business.

Because our common stock is considered a penny stock . . . , page
10

32. Please explain what penny stock is, and briefly describe the penny stock rules.

There are 6,300,000 shares of our common stock held by our officers .
.. . , page 11

33. Please state the date(s) when the Rule 144 restrictions end for the 6.3 million shares held by officers and directors and other affiliates.

Investors must contact a broker dealer to trade . . . , page 11

34. Please explain what a market maker is and why it is significant that bulletin board securities only require one market maker.

Because bulletin board and Pink Sheet stocks are usually not followed
.. . . , page 11

35. Please explain why a lack of analysts results in a lower trading volume, and clarify why a lower trading volume constitutes a risk to investors.

Use of Proceeds, page 12

36. Please describe the technology you plan to develop with the proceeds.

37. Please identify the specific uses you describe with "general working capital," and state how much funds you plan to allocate for each of these uses.

Selling Stockholders, page 13

38. Please identify the natural persons who are the beneficial owners of the shares held by Industrial Consultants.

39. We note your counsel, Richard S. Lane, is selling shares in this
offering.  In an appropriate section of your document, please include
the information required by Item 509 of Regulation S-B.  See Item
13
of Form SB-2.

40. Please move the risks on page 14 under "There are certain risks related to sales by Cornell Capital Partners, including:" to the Risk
Factors section of the document.

Standby Equity Distribution Agreement, page 15

41. After the chart showing the number of shares that will be issued at the prices mentioned, state that if you are required to issue more than the 16,252,748 shares you are registering, that you will file a new registration statement.

Description of Property, page 18

42. Please file as an exhibit the lease agreement between Nitar and its President. See Item 601(b)(10)(i)(D) of Regulation S-B.

Legal Proceedings, page 18

43. This section consists of an incomplete sentence. Please finish the sentence by describing the material legal proceedings.

Management`s Discussion and Analysis or Plan of Operation, page 18

44. Please provide all of the information required by Item 303(b) and
(c) of Regulation S-B. See Item 17 of Form SB-2. Currently, your MD&A section contains none of the required disclosure. We will likely have further comments once we have reviewed the MD&A you will add in response to this and our other comments.

45. Please include a discussion of the company`s financial condition, changes in financial condition and results of operations for all periods presented to address the past and future financial condition and results of operation of the company with particular emphasis on the prospects for the future. You should discuss the cash flow statement and significant variations in any line items from period to period. Refer to Item 303 (b) and (c) of Regulation S-B.

46. Besides ensuring that you comply with each of the requirements of
Item 303 of Regulation S-B we mention above, your MD&A analysis should
comply with our MD&A Release No. 33-8350; 34-48960; FR-72
(December
19, 2003).  In that release, we explained that "MD&A requires  . .
..
an `analysis` of known material trends, events, demands,
commitments
and uncertainties.  MD&A should not be merely a restatement of financial statement information in a narrative form. . . .  A thorough
analysis often will involve discussing both the intermediate effects of those matters and the reasons underlying those intermediate effects."

47. In the first point, you state you have "developed a system to deal
[with] known problems of today, not as a bandage but a solution."
Please describe this system, and describe the specific technological challenges your company has overcome with this system.

48. We note the "anticipated launch time" for the coast to coast awareness campaign was February 2005. Since this month is already passed, please discuss the progress of the awareness campaign. Also, clarify how and when you plan to "explode into the world market."

49. Expand the disclosure to explain why no bad debt expense is necessary in 2005.

50. In revised disclosure, discuss the reasonably likely effects of not incurring any research and development costs currently on your results of operations in the near future in a rapidly changing technology industry. You should consider if this represents a risk for which a risk factor is necessary.

51. Discuss in this section the countries and currencies in which you do business and any risks and uncertainties involved in the country or currency. Fully explain the effect of currency translation on each period presented in the statement of operations. Indicate each functional currency in the notes to the financial statements.

52. Explain in the disclosure why revenue increased significantly in the quarter ended April 30, 2005.

Directors, Executive Officers, Promoters and Control Persons, page
19

53. Please identify and describe the positions and companies Luiz
Augusto Brasil, Luiz O. Brasil, and Jose Gustavo Brasil have held during the last five years, including the dates during which they held these positions.

Security Ownership of Certain Beneficial Owners and Management,
page
20

54. Please identify the natural persons who are the beneficial owners of the shares held by E-Cap Ventures.

Financial Statements 3rd Quarter Ending April 30, 2005, page 33

55. All comments below are also applicable to the Financial
Statements
for the Quarter Ending January 31, 2005.

56. As the nine months ended April 30, 2005 does not qualify as a year, audited financial statements for the year ended July 31, 2003 should be included in the registration statement in order to include
two years of audited financial statements as required by
Regulation S-
B. You also should present the nine months ended April 30, 2004 as the
comparative period for the interim financial statements for April
30,
2005.  Alternatively, audited financial statements for July 31,
2005
can be included.

57. Earnings/loss per share should be presented on the statements of
operations.    Earnings/loss per share presented on page 9 should
be
rounded to the nearest cent in order not to imply a greater degree of precision than exists.

58. The statement of stockholders` equity presents contributed services by shareholders in each period presented. Explain why these amounts are not presented as non-cash adjustments on the statements of cash flows or revise the statements of cash flows as necessary.

Report of Independent Registered Public Accounting Firm, page 33

59. The audit firm George Parselias, C.G.A., C.M.A. is not recognized by the staff of the SEC. Foreign auditors that wish to practice before the SEC are expected to demonstrate their knowledge and experience in applying U.S. GAAP, PCAOB Standards, SEC financial reporting rules, and SEC requirements prior to inclusion of their audit reports in SEC filings. The demonstration of an auditor`s knowledge and experience in advance of filing generally applies to all financial statements presented in SEC filings. We note that George
Parselias, C.G.A., C.M.A. is not registered with the PCAOB. However, please note that registration with the PCAOB does not supersede existing means by which a firm demonstrates its knowledge and experience in applying US GAAP, PCAOB Standards, SEC financial reporting rules and SEC independence requirements. You may refer to the International Reporting and Disclosure Issues Outline available on our website at the following location for additional information: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm
#P31
3_42976. We may be unable to complete our review and accept the reports of George Parselias, C.G.A., C.M.A. until the firm has demonstrated this knowledge and experience to the Office of the Chief
Accountant. In order to begin this process, George Parselias, C.G.A.,
C.M.A. should inquire with the Office of the Chief Accountant
(202-
551-5300) and request the information to begin this process. Upon receipt of this request, the Office of the Chief Accountant will provide a letter outlining the steps and information necessary to complete the review. Please advise us of George Parselias` plans to complete this process.

60. In addition, since George Parselias, C.G.A., C.M.A. is not currently registered with the PCAOB, he will not be able to issue an audit report on subsequent period financial statements, nor perform any procedures to update his previously issued report dated February
21, 2005, until the firm becomes registered with the PCAOB.

Note 1. Incorporation, Page 38

61. Provide us your analysis of the merger between Nitar Tech
Corp.
and Labtech Systems Inc. under paragraphs 17 and 18 of SFAS 141.
Include references to any other accounting guidance used as applicable.

62. Please refer to SAB 103 and to paragraphs 51 and 52 of SFAS
141
and revise your presentation and disclosures to include a discussion of the accounting used for the merger and discuss how the fair value of the assets acquired and the common stock exchanged was determined.
Please note that a typical recapitalization transaction is reflected as if it took place before each period presented.

63. If you conclude that this merger qualifies for reverse acquisition accounting treatment, please disclose which entity was the accounting acquirer and indicate that the results of operations presented prior to the acquisition are those of the accounting acquirer. Also explain how earnings/loss per share is computed in a reverse acquisition.

64. Disclose how the net assets and operations of the legal acquirer from before the merger have been accounted for.

Note 2. Accounting Policies, page 38

65. Please include a disclosure in this note to explain the principles of consolidation used for the consolidated financial statements of the company and file an exhibit listing the subsidiaries as required by
Item 601 of Regulation S-B.

66. Provide the disclosures required by paragraph 38 of SFAS 131.

Software Development Costs, page 39

67. Revise your policy to include a discussion of the company`s process to evaluate the recoverability of this asset. Refer to
paragraph 10 of SFAS 86.   Disclose the date the product was
released
to customers and explain in the filing the services that generated revenues prior to July 31, 2004 if not from software (also disclose the revenue recognition policy from any non-software revenue). If revenues prior to July 31, 2004 are from software, the asset should be amortized from an earlier date.

68. Disclose the nature of the expenses capitalized under "Software
Development."

Revenue Recognition, page 39

69. From our reading of your registration statement, your websites and other published reports it appears that you license your software on a subscription basis. Further, it appears customers make payment by credit card. Accordingly, we do not understand why you do not present any deferred revenue on the balance sheet (recognize revenue over the subscription period) and why you present any accounts receivable. Fully explain in an appropriate place in the registration statement the terms of your software licenses and how payments are made. Then, fully disclose in the notes to the financial statements your revenue recognition policy for each type of license or payment type. More fully explain what you mean by the fee is variable based on transaction volume and how you recognize revenue for these transactions.

70. Disclose the credit terms you offer customers and, if day`s sales in accounts receivable exceeds your credit terms, fully explain why.
Fully explain the significant increase in accounts receivable at April
30, 2005.

Note 5. Related Party Transactions, page 40

71. Disclose whether you recognized any interest on advances from stockholders and disclose where and in what amounts it was recognized.
If not, tell us why this is appropriate, in light of SEC Staff
Accounting Bulletin Topic 1(B).

72. The amounts of advances from shareholders disclosed in the note do not agree with the amounts presented on the balance sheet. Please reconcile. Also, provide us a rollforward of advances from shareholders at each balance sheet date using the amounts presented on the statements of cash flows as it is not clear how the amounts relate.

Note 6. Deferred Income Taxes, page 41

73. Disclose separately the current and deferred income tax expense/benefit. Refer to paragraph 45 of FAS 109. We note the amount of the income tax expense/benefit in all periods is not the same as the amount of change in the deferred income tax liability.

Signatures, page 45

74. We note the filing does not include the signature of your principal financial officer or your controller or principal accounting officer. Please include these two signatures in your amendment. If
Gustavo Brasil, the treasurer, also serves in these two additional roles, his signature should be captioned as such in your amended filing. See Instructions 1 and 2 to the Signatures section of Form
SB-2.

Item 26.  Recent Sales of Unregistered Securities

75. State whether or not the investors in each of the mentioned offerings was accredited or not when you offered and sold him or it the securities.

Exhibits

76. Include a recently dated accountant`s consent letter with your amended filing as required by Item 601 of Regulation S-B.

77. Please include a statement regarding your computation of per share earnings in your filing as required by Item 601 of Regulation S-B.

Exhibit 5.1: Legality Opinion

78. The first paragraph of the opinion states all 16,512,748 shares are issuable pursuant to the Standby Equity Distribution
Agreement.
However, according to the registration fee table, this agreement covers only 15,980,000 shares. Please revise the first paragraph so it accurately states the status of all 16,512,748 shares.

79. The third paragraph opines only on the shares issuable pursuant to the SEDA. Please revise the opinion so it opines on all shares covered by the registration statement.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Ibolya Ignat at (202) 551-3656 or James Atkinson at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Richard S. Lane
	200 East 71 Street
	New York, NY 10021
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Luiz Augusto Brasil
Nitar Tech Corp.
August 30, 2005
Page 1